

Via U.S. Mail and Facsimile (563/272-7237)

April 19, 2011

Mr. Steven M. Bradford
Vice President, General Counsel and Secretary
HNI Corporation
408 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761

> **Re: HNI Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed February 25, 2011**
> **File No. 001-14225**

Dear Mr. Bradford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Item 15(c) – Index of Exhibits, page 73</u>

1. We note that have not filed on EDGAR all of the schedules and exhibits to the document filed as exhibit 10.8 to the Form 10-K. Please file complete copies of this document, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement

Security Ownership of Directors and Executive Officers, page 48

2. In future filings, please disclose the percent of class owned by all directors and executive officers as a group. See Item 403(b) of Regulation S-K.

Director Compensation for Fiscal 2010, page 46

3. In future filings, please disclose the aggregate grant date fair value of stock awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief